PUBLIC POWER CORPORATION S.A.
30, Chalkokon[redacted]
10432 ATHE[redacted]
Greece

08006112

SEC Mail
Mail Processing
Section

DEC 01 2008

Washington, DC
106

No/Date: 61:573 | 27-11-08

BY COURIER

Securities and Exchange Commission
450 Fifth Street, NW
Washington, D.C. 20549
USA

SUPPL

Public Power Corporation S.A. – File No 82-34707
Submission Pursuant to Rule 12g3-2(b) under
the Securities Exchange Act of 1934

On behalf of Public Power Corporation S.A. ("PPC"), a foreign private issuer that claims exemption pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), in accordance with the requirements of such rule, we enclose a press release of our 9M 2008 financial results according to International Financial Reporting Standards.

This document is furnished on the understanding that it will not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act and that the furnishing of such document shall not constitute an admission for any purpose that PPC is subject to the Exchange Act.

If you have any questions or require any additional information, please contact me on +30 210 5225346.
Please acknowledge receipt of this letter and the enclosures by stamping the enclosed copy of this letter and returning it to us by post.

Sincerely,

PROCESSED
DEC 09 2008
THOMSON REUTERS

George Angelopoulos
Chief Financial Officer

Enclosure

- Press Release of 9M 2008 results (IFRS)

PUBLIC POWER CORPORATION S.A.

PPC' s CONSOLIDATED 9M 2008 FINANCIAL RESULTS

ATHENS NOVEMBER 27, 2008

- Total Revenues amounted to € 4,416 m versus € 3,842 m in 9M 2007, an increase of € 574.5 m (15.0%).
- In 9M 2008, hydro conditions did not improve compared to the very dry conditions of the corresponding period of the previous year.
- Lignite generation decreased by 1,418 GWH (-6.0%).

- Increased generation from natural gas and oil, as well as higher energy purchases and imports to cover the increased demand and the loss of lignite generation, coupled with the unprecedented rise in fuel prices, resulted in an increase in the relevant expenditure by € 713,4 m.
- We have impacted 9M 2008 financial results by a provision of € 108.7 m for CO_2 emission rights.
- In 9M 2008, 55% of total revenues was directly exposed to the fluctuation of international fuel and CO_2 prices, marking a 14 percentage points increase over 9M 2007 figures.
- EBITDA amounted to € 280.8 m, compared to € 610.8 m in 9M 2007, a decrease of € 330.0 m (-54.0%). EBITDA margin reached 6.4%, compared to 15.9% in 9M 2007. If the Company had not impacted 9M 2008 financial results with the abovementioned provision to cover the estimated deficit of CO2 emission rights, EBITDA would have been higher by € 108.7 m and would amount to € 389.5 m (EBITDA margin 8.8%). Despite higher fuel price increases and the significantly higher impact from the CO2 provision, 3Q 2008 EBITDA was improved by € 41,9m compared to 2Q 2008 EBITDA
- EBT for 9M 2008 amounted to losses of € 258.3 m, compared to profits of € 76.6 m in 9M 2007. If fuel and energy prices had remained at 2007 levels then EBT would have been profits of € 419m.
- Net income for 9M 2008 amounted to a loss of € 244.6 m, compared to net profits of € 60.2 m in 9M 2007.

More specifically,

REVENUES

Revenues from energy sales increased by € 542.7 m (15.1%), from € 3,589.6 m in 9M 2007 to € 4,132.3 m in 9M 2008, as a result of an increase in the volume of sales by 3.2% (1,332 GWH) and of average tariff increases of 11.9%.

OPERATING EXPENSES

Despite the decrease in payroll cost and in lignite expenditure, total operating expenses (excluding depreciation) increased by € 904.5 m (28.0%) from € 3,231.0 m in 9M 2007 to € 4,135.5 m in 9M 2008, due to the unprecedented increase of fuel and energy purchase prices, the increased electricity demand and the provision for covering the estimated deficit of CO_2 emission rights.

The entire benefit in 9M 08 from tariff increases (11.9%, € 428 m) was by far offset by the incremental price effect on expenditure for liquid fuel, natural gas, energy purchase and CO2 emissions, totalling € 676,7 m.

More specifically:

- The increase in natural gas generation by 592 GWH (+7.2%) resulted in an increase of the relevant expenditure by € 192.7 m (41.6%), from € 463.3 m in 9M 2007 to € 656.0 m in 9M 2008.

- Expenditure for energy purchases, increased by € 273.6 m (54.9%), from € 498.5 m in 9M 2007 to € 772.1 m in 9M 2008, due to the increase of PPC imports by 540 GWH (+24.5%), to the purchase of larger quantities of electric energy from the System and the Network by 1,232 GWH (+27.2%), to the increase of the System Marginal Price and to the increased prices of PPC's imports.

- The increase in liquid fuel generation by 232 GWH (3.7%) and the impact of the increase in liquid fuel prices, by 43.6%, resulted in increased expenditure for liquid fuels by 44.0%, or by € 254.8 m, from € 579.5 m in 9M 2007 to € 834.3 m in 9M 2008.

Payroll expenses (including lignite), decreased by € 18.1 m (- 1.7%), from € 1,056.1 m in 9M 2007, to € 1,038 m in 9M 2008. This decrease, is attributed to a payrolls reduction of 1,910 full time employees between September 30, 2007 (25.810) and September 30, 2008 (23.900) as well as to the decrease of payroll cost due to the strike of March 2008, offsetting the carry over from the 2006-2007 collective labor agreement and the increases from the new 2008-2009 agreement.

Without taking into account the reversal of a provision amounting to € 25.2 m, reflecting a settlement of a receivable from LARCO, a nickel producing company, provisions increased by € 18 m.

Other operating expenses, including lignite amounted to € 413,1 m in 9M 2008, from € 402.1 m in 9M 2007, presenting an increase of € 11 m (2.7%).

Depreciation and amortisation expense in 9M 2008 amounted to € 383.8 m compared to € 430.5 m in 9M 2007, a reduction of € 46.7 m (-10.8%), which is attributed to the full depreciation of a series of distribution and generation fixed assets as of December 31, 2007.

Capital expenditure amounted to € 717.3 m compared to € 584.8 m in 9M 2007, an increase of € 132.5 m (22.7%).

FINANCIAL EXPENSES

Due to the significant increase of lending rates between September 30, 2007 and September 30, 2008, and the increase in debt to € 4,492.8 m at the end of 9M 2008, from € 3,981.9 m at the end of 9M 2007 total net financial expenses increased to € 140.2 m (32.3%) in 9M 2008, from € 106.0 m in 9M 2007.

PARTICIPATION IN ASSOCIATED COMPANIES

The share of loss in associated companies of € 15.1 m in 9M 2008, refers to PPC' s participation in LARCO, in which PPC holds a 28.6% stake (€ 14.5 m loss based on 1H 2008 financial information), in the associated companies of PPC RENEWABLES (€ 0.4 m profit) and to SENCAP SA. - PPC' s joint venture with Contour Global - (€ 1.0 m loss).

The financial information contained in this statement has been prepared according to International Accounting Standards.

Summary Financials (€ mil)

	9M 2008 Unaudited without a CO_2 provision	9M 2008 Unaudited with a CO_2 provision	9M 2007 Unaudited	Δ%	9M 2008 Unaudited without a CO_2 provision	9M 2008 Unaudited with a CO_2 provision	9M 2007 Unaudited	Δ%
	GROUP				COMPANY			
Total Revenues	4,416.3	4,416.3	3,841.8	15.0%	4,416.2	4,416.2	3,841.8	15.0%
EBITDA	389.5	280.8	610.8	-54.0%	385.3	276.6	605.1	-54.3%
EBITDA Margin	8.8%	6.4%	15.9%		8.7%	6.3%	15.8%	
Profit/(Loss) before Taxes & Fin.Expenses (EBIT)	5.7	(103.0)	180.3		4.6	(104.1)	178.1	
EBIT Margin	0.1%	-2.3%	4.7%		0.1%	-2.4%	4.6%	
Net Income/(Loss)	(141.7)	(244.6)	60.2		(55.6)	(155.6)	64.3	
EPS/(Loss) (In euro)	(0.61)	(1.05)	0.26		(0.24)	(0.67)	0.25	
No of Shares (m.)	232	232	232		232	232	232	
Net Debt	4,398.9	4,398.9	3,871.2	13.6%	4,400.6	4,400.6	3,878.6	13.5%

Summary Profit & Loss (€ mil)

	9M 2008 Unaudited without a CO_2 provision	9M 2008 Unaudited with a CO_2 provision	9M 2007 Unaudited	Δ%	9M 2008 Unaudited without a CO_2 provision	9M 2008 Unaudited with a CO_2 provision	9M 2007 Unaudited	Δ%
	GROUP				COMPANY			
Total Revenues	4,416.3 (1)	4,416.3 (1)	3,841.8 (1)	15.0%	4,416.2 (1)	4,416.2 (1)	3,841.8 (1)	15.0%
- Revenues from energy sales	4,132.3	4,132.3	3,589.6	15.1%	4,132.2	4,132.2	3,589.6	15.1%
- Customers Incentives	-17.0	-17.0	-17.4	-2.3%	-17.0	-17.0	-17.4	-2.3%
- Revenues from TSO	255.9	255.9	220.7	15.9%	255.9	255.9	220.7	15.9%
- Other revenues	45.1	45.1	48.9	-7.8%	45.1	45.1	48.9	-7.8%
Total Operating Expenses (excl. depreciation)	4,026.8	4,135.5	3,231.0	28.0%	4,030.9	4,139.6	3,236.7	27.9%
Payroll	792.1	792.1	805.6	-1.7%	788.7	788.7	802.2	-1.7%

Expenses (excluding lignite)								
Lignite	482.4	482.4	490.1	-1.6%	482.4	482.4	490.1	-1.6%
-PPC Lignite	446.1	446.1	456.4	-2.3%	446.1	446.1	456.4	-2.3%
-Third party lignite	36.3	36.3	33.7	7.7%	36.3	36.3	33.7	7.7%
Total Fuel Expenses	1,490.3	1,490.3	1,042.8	42.9%	1,490.3	1,490.3	1,042.8	42.9%
- Liquid fuel	834.3	834.3	579.5	44.0%	834.3	834.3	579.5	44.0%
-Natural Gas	656.0	656.0	463.3	41.6%	656.0	656.0	463.3	41.6%
Energy Purchases	772.1	772.1	498.5	54.9%	783.9	783.9	509.8	53.8%
- Purchases From the System and the Network	508.3	508.3	291.6	74.3%	508.3	508.3	291.6	74.3%
-PPC Imports	213.2	213.2	162.3	31.4%	213.2	213.2	162.3	31.4%
- Other	50.6	50.6	44.6	13.5%	62.4	62.4	55.9	11.6%
Transmission System Usage	256.7	256.7	225.2	14.0%	256.7	256.7	225.2	14.0%
Provisions	15.8	15.8	-2.2		15.8	15.8	-2.2	
Settlement of PPC's claim to LARCO	-	-	-25.2		-	-	-25.2	
Provision for CO2 emission rights	-	108.7	-		-	108.7	-	
Other CO2 related expenses	1.5	1.5	5.0	-70.0%	1.5	1.5	5.0	-70.0%
Taxes and Duties	15.0	15.0	9.1	64.8%	14.5	14.5	9.1	59.3%
Other operating expenses, (excluding lignite)	200.9	200.9	182.1	10.3%	197.1	197.1	179.9	9.6%
EBITDA	389.5	280.8	610.8	-54.0%	385.3	276.6	605.1	-54.3%
EBITDA Margin	8.8%	6.4%	15.9%		8.7%	6.3%	15.8%	
Depreciation and amortization	383.8	383.8	430.5	-10.8%	380.7	380.7	427.0	-10.8%

Profit/(Loss) before Taxes & Fin.Expenses (EBIT)	5.7	(103.0)	180.3		4.6	(104.1)	178.1	
EBIT Margin	0.1%	-2.3%	4.7%		0.1%	-2.4%	4.6%	
Total Net Financial Expenses	140.2	140.2	106.0	32.3%	65.1(2)	65.1(2)	106.0	-38.6%
- Net Financial Expenses	131.5	131.5	112.9	16.5%	56.4(2)	56.4(2)	112.9	-50.0%
- Foreign Currency Gains / (Losses)	(8.7)	(8.7)	6.9		(8.7)	(8.7)	6.9	
Share of Profits / (Loss) in associated companies	(15.1)	(15.1)	2.3		-	-	-	
Pre-tax Profits/ (Losses)	(149.6)	(258.3)	76.6		(60.5)	(169.2)	72.1	
Profit / (Loss) after tax from continuing operations	(141.7)	(244.6)	60.2		(55.6)	(155.6)	57.9	
Profit after tax of disposal group	-	-	-		-	-	6.4	
Net Income/(Loss)	(141.7)	(244.6)	60.2		(55.6)	(155.6)	64.3	
EPS/(Loss) (in Euro)	(0.61)	(1.05)	0.26		(0.24)	(0.67)	0.25	

Summary Balance Sheet & Capex (€ m)

	9M 2008 Unaudited with a CO_2 provision	9M 2007 Unaudited	Δ%		9M 2008 Unaudited with a CO_2 provision	9M 2007 Unaudited	Δ%
	GROUP				COMPANY		
Total Assets	14,106.3	13,312.0	6.0%		14,132.0	13,401.5	5.5%
Net Debt	4,398.9	3,871.2	13.6%		4,400.6	3,878.6	13.5%
Total Equity	5,047.3	5,115.2	-1.3%		5,064.0	5,199.0	-2.6%
Capital expenditure	717.3	584.8	22.7%		712.9	584.7	21.9%

(1) In 2006, the Ministry of Development initiated a refund scheme to encourage the reduction of electricity consumption by residential customers. This policy continues in the period August 1, 2007 to July 31, 2008.

Specifically, a 5% total electricity bill reimbursement is provided to customers with a annual consumption of up to 12,000 kWh who reduce consumption by at least 6%, compared to the consumption of the corresponding previous annual period.

Consequently, based on the initial series of relevant data, a provisional estimate of € 17 m, has impacted revenues for 9M 2008, while the corresponding figure for 9M 2007 was € 17.4 m.

(2) In December 2007, the sale of PPC's share in Tellas S.A., the telecommunications company, was completed. This transaction resulted in a profit of € 165 m, which was charged in 2007 Group's results. During 9M 2008 PPC Telecommunications S.A. distributed as dividend an amount of approximately € 77 m which is presented in the Parent Company's results.

Dr. Takis Athanasopoulos Public Power Corporation's Chairman and Chief Executive Officer, said:

"The financial results of PPC for 2008, impacted by the unprecedented rise in fuel and energy purchase prices, and the new CO2 emissions expense, are evolving adversely. Specifically, PPC posted losses of € 258m for the nine months, instead of profits of €419m, absorbing increased expenses of €677m compared to the previous year, due to the aforementioned reasons.

In a difficult conjecture, there is a positive side. The deterioration of PPC's financials contributed to exposing, inside and outside the Company, the vulnerabilities and weaknesses of both PPC's business model and the electricity market environment. These shortcomings, although always present, but not exposed due to the existence of relative sufficient electricity generation, the low fuel and energy purchase prices of the previous years and the absence of CO2, have been identified and acknowledged by the Company and the actions to address them are presented in our recently announced Business Plan 2009-2014."

For further information, please contact:

George Angelopoulos, Chief Financial Officer, Tel: +30 210 5225346.

The financial data and relevant information on the Financial Statements for 9M 2008, shall be published in the Press, on November 29, 2008.

The financial data and relevant information on the Financial Statements for 9M 2008, as well as analytical Financial Statements for 9M 2008, on a standalone and on a consolidated basis shall be uploaded to the Company's web site (www.dei.gr) on November 28, 2008 after the closing of the Athens Stock Exchange.

END